Exhibit 99.1

Joint Filing Agreement

This will confirm the agreement by and among all the undersigned that the Amendment 1 to Original Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of common stock, par value $0.01 per share, of TCG BDC II, Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1). This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

 Dated: June 19, 2019

THE NATIONAL COMMERCIAL BANK

By:	/s/ Ali Shubbar
Name: Ali Shubbar
Title: Head, Treasury Operations & Bahrain Operations

NCB CAPITAL COMPANY

By:	/s/ Wasim Fasihaldin
Name: Wasim Fasihaldin
Title: Chief Financial Officer